Exhibit B-1

           Term Sheet for Portland General/Oregon Electric Transaction

     (i)  Seller. Enron.

     (ii) Purchaser. Oregon Electric, a newly formed entity financially backed by investment funds managed by TPG.

     (iii) Assets. 100.0% of the issued and outstanding common stock, par value $3.75 per share, of Portland General./1

     (iv) Consideration. The purchase price for the common stock of Portland General shall be a cash amount equal to (a) $1,250,000,000, subject to a purchase price adjustment based on the difference between Portland General's shareholders' equity and retained earnings at the closing date of the transaction and $1,129,422,925 (Portland General's shareholders' equity and retained earnings at December 31, 2002), plus
          (b) up to $10.4 million in cash based on a sharing mechanism for indemnity items settled between signing and closing of the transaction. Of the cash purchase price (subject to reduction for certain pre-closing settlement of certain specified liabilities), $94,000,000 will be placed in an escrow account at the closing and available to satisfy indemnification obligations of Enron under the agreement.

     (v) Representations and Warranties. The purchase agreement contains customary representations and warranties by Enron, including representations and warranties on the following matters: organization and good standing; authorization of agreement; no violation, consents; ownership and transfer of the Portland General common stock; subsidiaries; SEC reports and financial statements; undisclosed liabilities; absence of certain developments; employee benefits; taxes; labor; litigation; compliance with laws, permits; environmental matters; insurance; material contracts; financial advisors; Foreign Corrupt Practices Act; regulation as a utility; status of the Trojan nuclear facility; intellectual property; real property; Enron guarantees; and pre-signing settlements and reserves.

     (vi) Indemnification. Under the purchase agreement, after closing, Enron will indemnify Oregon Electric and Portland General, subject to limitations described below, for: breaches by Enron of representations, warranties and pre-closing covenants; breaches by Enron of post-closing covenants; certain specified Portland General and Enron related liabilities; and certain tax and employee benefits liabilities related to Enron's ownership of Portland General. Oregon Electric and Portland General are not entitled to any indemnification for breaches of representations, warranties and pre-closing covenants until they

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1 Portland General currently has outstanding 42,758,877 shares of common stock, par value of $3.75 per share, all of which are owned by Enron.


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          incur losses arising from such breaches in excess of $12.5 million.
          Once Oregon Electric and/or Portland General incur covered losses in excess of such amount, they are entitled to indemnification for the initial $12.5 million of losses and, subject to the other limits described below, for subsequent covered losses. The indemnification for breaches of representations, warranties, pre-closing covenants and the specified Portland General and Enron related liabilities is limited to the amount placed in escrow at the closing of the transaction. The indemnification for the tax and employee benefits liabilities related to Enron's ownership of Portland General and its subsidiaries is subject to a cap equal to the amount of the purchase price. Indemnification claims for breaches of Enron's representations and warranties must be asserted, in the case of most of such representations and warranties, within 15 months following the closing of the transactions. Indemnification claims for breaches of Enron representations and warranties relating to title to the common stock of Portland General, employee benefits and taxes may be asserted up to three years after the closing of the transaction. All outstanding indemnification claims related to breaches of representations, warranties, pre- and post-closing covenants by Enron or specified Portland General and Enron related liabilities will be "frozen" on the third anniversary of the closing and submitted to the Bankruptcy Court for resolution. Following such third anniversary, a proceeding will be held in the Bankruptcy Court to determine the amount necessary to satisfy Enron's indemnification obligations in respect of such outstanding indemnification claims. The amount determined to be payable to Oregon Electric with respect to such matters, if any, will be satisfied by, and will not exceed, the amount of the remaining escrowed funds. Any remaining escrow funds after payment to Oregon Electric will be released to Enron. Such Bankruptcy Court proceeding will not apply to Enron's indemnification for tax and employee benefits liabilities related to Enron's ownership of Portland General.

     (vii) Auction Process. On December 5, 2003, the Bankruptcy Court issued a bidding procedures order specifying January 28, 2004 as the last date on which competing prospective buyers may submit bids to acquire Portland General./2 Pursuant to the bidding procedures order, Enron conducted an auction to give other buyers an opportunity to submit bids. Under the purchase agreement, Enron is permitted to accept a bid that represents a "higher or better" offer for Portland General.

     (viii) Break-up Fees, Expense Reimbursement, Deposit. Enron is obligated to pay Oregon Electric a break-up fee equal to $31.25 million if the purchase agreement is terminated: by Enron or Oregon Electric upon Enron's acceptance of a higher or better offer for Portland General; by Oregon Electric upon Enron's election to distribute Portland General's common stock to creditors; and by Oregon Electric upon Enron's willful breach of the purchase agreement. In addition, if Oregon Electric terminates the purchase agreement by reason of Enron's willful breach and Enron, within the one year period following such

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2 Docket No. 14665, In re Enron Corp., et al., supra note 11.


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          termination, enters into a purchase agreement for an alternative transaction, then Oregon Electric may seek additional damages from Enron equal to the difference between the purchase price that would have been payable by Oregon Electric and the purchase price payable in such alternative transaction. Enron also is obligated to pay Oregon Electric the break-up fee if the agreement is terminated in certain circumstances due to the failure to obtain Bankruptcy Court approval for the transaction, and, within three months following a termination of the purchase agreement, Enron enters into an agreement for an alternative transaction regarding Portland General with a third party that is economically more favorable to Enron than the transaction contemplated by the purchase agreement. Except as noted above, the break-up fee is the maximum amount of Oregon Electric's damages upon a termination of the purchase agreement in the foregoing circumstances. Under the purchase agreement, Enron also agreed to reimburse Oregon Electric for its reasonable and documented expenses, up to a specified cap that increases over time, if the purchase agreement is terminated: by Oregon Electric upon a non-willful breach by Enron of the purchase agreement; or by Oregon Electric or Enron if an order of the Bankruptcy Court approving the transactions contemplated by the purchase agreement is not entered within 140 days after the execution of the purchase agreement. In any circumstance where Oregon Electric's expenses are reimbursed and a break-up fee is subsequently owed to Oregon Electric, the break-up fee will be reduced by the amount of such expenses. In connection with the execution of the purchase agreement, Oregon Electric placed a letter of credit in escrow in the amount of $18,750,000 as a deposit. The full amount of the proceeds of the letter of credit will be payable to Enron if it terminates the purchase agreement because of Oregon Electric's breach. In addition, Enron will be entitled to receive a portion of the deposit ($5,000,000 or $10,000,000), depending on the circumstances in certain cases if Oregon Electric is unable to obtain financing for the transaction.

     (ix) Closing Conditions/Bankruptcy Court and Regulatory Approvals. The transactions contemplated by the purchase agreement are subject to customary closing conditions and require the approval of the Bankruptcy Court and the OPUC, Oregon Energy Facilities Siting Council, SEC, FERC, FCC, and NRC. Subject to receipt of these approvals, closing is anticipated to occur as early as the second half of 2004, but could be delayed pending receipt of the requisite approvals and satisfaction of other conditions to closing.